40-33
Branch 18
811-7758

AIM INVESTMENTS

11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

04005116

January 5, 2004

RECEIVED JAN 12 2004 WASH, D.C. 153 SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and INVESCO Funds Group, Inc. (1940 Act Registration No. 801-1569)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, and INVESCO Funds Group, Inc., two copies of one pleading in *Pat B. Gorsuch and George L. Gorsuch v. INVESCO Funds Group, Inc. and A I M Advisors, Inc.*, received on or about December 30, 2003.

Please indicate your receipt of this document by stamping the enclosed copy of this letter and returning it to us in the envelope provided.

PROCESSED
JAN 23 2004
THOMSON FINANCIAL

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

FILED
U.S. DISTRICT COURT
DISTRICT OF COLORADO
2003 DEC 24 PM 12:00
GREGORY C. LANGHAM
CLERK
BY__________DEP. CLK

Civil Action No. 03-MK-2612 (BNB)

PAT B. GORSUCH; and GEORGE L GORSUCH

Plaintiffs,

v.

INVESCO FUNDS GROUP, INC.; and
AIM ADVISER, INC.

Defendants.

COMPLAINT (WITH DEMAND FOR JURY TRIAL)

Plaintiffs bring this Complaint based upon information and belief, except for their own actions, which are based upon personal knowledge. Their information and belief is based upon the investigation of their counsel, which included a review of the complaints filed by the New York State Attorney General ("NYAG"), by the United States Securities and Exchange Commission ("SEC") and by the Colorado Attorney General ("CAG") concerning the conduct at issue in this action, as well as other regulatory filings and complaints, press releases and media reports.

NATURE OF THE ACTION

1. This is a direct shareholder action for violation of the Investment Company Act of 1940 ("ICA"), 15 U.S.C. §§ 80a-1, *et seq.* Defendants Invesco Funds Group, Inc. ("Invesco") and AIM Advisor, Inc. ("AIM") are the investment advisors for the Invesco family of funds ("Invesco Funds" or the "Funds"), a position they held during the relevant time period complained of herein. Defendants entered into investment advisory agreements with each of the Invesco Funds, pursuant to which they have earned, and continue to earn, millions of dollars of fees each year. Plaintiffs own shares in Invesco Energy Fund (Plaintiffs' Fund).

2. Defendants procured these lucrative agreements without disclosing that Invesco's favored clients were given permission to engage in "market timing" transactions in shares of Invesco Funds, for their own personal benefit. "Market timing" transactions are short-term trades in and out of a mutual fund, for the purpose of exploiting idiosyncrasies in the way mutual funds price their shares. Market timing transactions benefited individual managers of the Funds, and Invesco's favored clients, at the expense of the funds and the rest of their investors. Since 1998, defendants and their favored customers have reaped millions of dollars of secret and illegal profits through these illicit transactions.

3. Invesco's senior management approved and institutionalized these arrangements – called "Special Situations" – until the Invesco Funds became a center for market timers, who pumped billions of dollars of timing trades through the Funds. The true nature of defendants' business was hidden from average investors, however, who were tricked into entrusting defendants with their savings (and allowing their funds to pay defendants' management fees) when in fact defendants ran the Funds for their own benefit and for favored timing customers.

4. On December 2, 2003, the NYAG, the SEC and the CAG all filed separate actions against Invesco for, among others, breaching its fiduciary duties by engaging in and allowing market timing transactions. The government complaints alleged that beginning in July 2001 Invesco and its officers committed fraud and violated their fiduciary duties both by allowing Invesco Funds to be timed and by concealing their timing arrangements from the investing public. Up to $1 billion of the total assets overseen by Invesco were at any given time attributable to market timers.

5. Section 15(a) of the ICA, 15 U.S.C. § 80a-15(a), requires that all investment advisory agreements must contain a precise description of all compensation to be paid thereunder and be initially approved by a majority of fund shareholders. The agreements can thereafter be extended

either by vote of the board of directors of the fund or of the shareholders. Section 20(a), 15 U.S.C. § 80a-20(a), requires that all proxy statements issued must comply with the proxy rules issued by the Securities and Exchange Commission whose rules prohibit misstatements of material facts and failures to disclose facts that renders misleading the information that actually was disclosed. By misleading the shareholders concerning the existence of "market timing" and other improper practices when it negotiated its advisory agreements, defendants violated section 20(a) of the ICA.

6. Defendants also violated section 36(b) of the ICA, 15 U.S.C. § 80a-35(b). That section imposes a fiduciary duty on investment advisors with respect to the compensation earned by them and their affiliates and, at a minimum, requires the advisor to disclose all material facts to the fund directors concerning the competence and integrity of the individuals who would be managing fund portfolios, and concerning the sufficiency of procedures to assure proper management of each fund. Defendants violated this provision by failing to disclose the complete nature of its compensation as a result of its position as advisor to the Invesco Funds.

7. Because the approval of defendants' investment advisory agreement with the Invesco Energy Fund was obtained in violation of the ICA, those agreements should be rescinded and/or declared unenforceable or void, pursuant to § 47(b) of the ICA, and all fees received during the past year should be refunded.

JURISDICTION AND VENUE

8. This Court has jurisdiction over the subject matter of this action pursuant to Sections 36(b)(5) and 44 of the ICA, 15 U.S.C. §§ 80a-35(b)(5), 80a-43; and 28 U.S.C. § 1331.

9. Venue is proper in this District pursuant to Sections 36(b)(5) and 44 of the ICA, 15 U.S.C. §§ 80a-35(b)(5), 80a-43, since many of the acts took place in this District.

10. Defendants, directly or indirectly, made use of the means and instrumentalities of interstate commerce, and of the mails, in connection with the acts, practices and courses of business alleged herein.

PARTIES

11. Plaintiffs Pat B. Gorsuch and George L. Gorsuch and own shares or units of Invesco Energy Fund.

12. The Invesco Energy Fund ("Plaintiffs' Fund), is a mutual fund that is regulated by the ICA, managed by defendants pursuant to investment advisory agreements, and which buys, holds, and sells shares or other ownership units. Plaintiffs' Fund, along with eight other funds, are a series of the AIM Sector Fund, Inc. portfolio (f/k/a. Invesco Sector Funds, Inc.). During the relevant period, defendants allowed the market timing of the Invesco Funds, including these funds, for their own benefit and to the detriment of the funds and its shareholders. This action is brought on behalf of and for the benefit of the Invesco Energy Fund.

13. Defendant Invesco Funds Group, Inc. ("Invesco"), is a Delaware corporation with headquarters in Denver, Colorado. Invesco is a registered investment advisor with the SEC. During the relevant period, Invesco had ultimate responsibility for overseeing the day-to-day management of the Invesco Funds. Invesco is located at 4350 South Monaco Street, Denver, Colorado. As of March 31, 2003, Invesco managed over $17 billion in 47 separate Invesco Funds.

14. Defendant AIM Advisor, Inc. ("AIM"), is a Delaware corporation with headquarters in Houston, Texas. AIM is a registered investment advisor with the SEC. During the relevant period, AIM had ultimate responsibility for overseeing the day-to-day management of the Invesco Funds and AIM Funds. AIM is located at 11 Greenway Plaza, Houston, Texas.

15. Both Invesco and AIM are indirect wholly owned subsidiaries of Amvescap PLC, a publicly traded company on the New York Stock Exchange.

16. In 2003, pursuant to an integration initiative begun by Amvescap and a number of reorganizations, redomestications and name changes, the Invesco Funds integrated with the AIM Funds. As part of this integration, AIM became the advisor and Invesco Institutional (N.A.), Inc. ("Invesco Institutional") or Invesco Global Asset Management (N.A.), Inc. the sub-advisor to the Invesco Funds. Prior to that time, Invesco was the advisor to the Invesco Funds. Accordingly, Invesco and Aim were during the relevant period the investment advisor for a number of registered open end investment companies registered under the Invesco and AIM name. The integration also included the appointment of a unified board of directors/trustees for all the Invesco Funds and Aim Funds.

17. Prior to November 25, 2003, the investment advisor to Plaintiffs' Fund was Invesco. Effective November 25, 2003, the advisor of the Invesco Funds is AIM and the sub-advisor is Invesco Institutional. Under both Invesco and AIM, Plaintiffs' Fund had the same portfolio manager. The Invesco Energy Fund was and continues to be managed by John S. Segner.

18. Certain senior Invesco executives, who are not named in this action but were integral in facilitating these market timing transactions and who caused the harms complained of herein, include:

a. Raymond Cunningham, Invesco's President and Chief Executive Officer, who was credited internally at Invesco with developing certain of the timing policies;

b. Timothy Miller, Invesco's senior portfolio manager and Chief Investment Officer, who was required to sign off on all timing arrangements;

c. Thomas Kolbe, Invesco's Senior Vice President, National Sales, who issued the market timing policies; and,

d. Michael Legoski, head of the Invesco "timing police," who monitored market timing arrangements and closed out unwanted fund timers.

19. Mark H. Williamson, the current President and CEO of AIM, was, until early 2003, President and CEO of Invesco, as well as President and Director of numerous Invesco Funds. By virtue of his position at both Invesco and AIM, he was knowledgeable about the facts contained herein.

SUBSTANTIVE ALLEGATIONS

Background

20. A mutual fund is an investment company that pools money from many investors and invests the money in stocks, bonds, short-term money-market instruments, or other securities. Shareholders purchase mutual fund shares from the fund itself (or through a broker for the fund), but are typically not able to purchase the shares from other shareholders on a secondary market, such as the New York Stock Exchange or NASDAQ. The price investors pay for mutual fund shares is the fund's per share net asset value ("NAV"), calculated by the fund each day, based on the market value of the securities in the fund's portfolio, plus any shareholder fees that the fund imposes at purchase (such as sales loads). Mutual fund shares are "redeemable," meaning that when mutual fund shareholders want to sell their fund shares, they sell them back to the fund (or to a broker acting for the fund) at the fund's NAV, minus any fees the fund imposes at that time (such as deferred sales loads or redemption fees).

21. The investment portfolios of mutual funds are managed by separate entities known as "investment advisers" that are registered with the SEC. Investment advisers are retained by the

mutual fund companies pursuant to an agreement which, among other things, details the compensation to be provided by the fund to the adviser. *See* ICA § 15(a), 15 U.S.C. § 80a-15(a). These agreements must be approved by the vote of a majority of the outstanding voting stock of the fund. This is done at the appropriate time through the issuance by the fund of a proxy statement, indicating the need to engage in such an agreement or, as the time might require, amend or renew the agreement. The issuance of proxy statements is governed by the federal securities laws and the rules promulgated thereunder by the SEC. *See* ICA § 20(a), 15 U.S.C. § 80a-20(a).

22. An investment adviser generally employs portfolio managers, who have the discretion to buy and sell securities in the fund's portfolio. Portfolio managers must make investment decisions in accordance with the fund's objectives as stated in the fund's prospectus and cannot make investment decisions that are in their own interests rather than in the interests of the fund's shareholders. Portfolio managers, as investment advisers, owe a fiduciary duty to fund shareholders of utmost good faith, and full and fair disclosure of all material facts. In this case, defendants breached their fiduciary duties by not disclosing their market timing activities to the Invesco Funds or its shareholders.

<u>The Lure And Evils Of Market Timing</u>

23. Securities that trade on exchanges can change price at any time during the trading day, in reaction to relevant information as it becomes available. By contrast, mutual funds are priced only once per day, at 4:00 p.m. Eastern Standard Time, at the close of the major New York markets. At that time mutual funds calculate their NAVs, based on the closing market prices of the securities held in the funds' portfolios. Many funds, and in particular many funds specializing in foreign stocks, calculate their daily prices hours after the closing of the foreign markets, many of which are in different time zones that may be 5-14 hours ahead of Eastern Standard Time. In some instances,

information that may be highly relevant to the pricing of those foreign securities becomes available after those foreign markets have closed, but before 4:00 p.m. Eastern Standard Time. In pricing fund shares for that day, the funds will use the hours-old closing prices of foreign shares held by the fund, even though it may by then be apparent that the price of those shares is likely to rise the following day.

24. This situation creates an opportunity for sophisticated institutions and insiders to take advantage of this time lag by buying funds, at the current day's closing price, and selling them the following day or shortly thereafter, after the foreign market has reacted to the new information, bolstering the fund's NAV. Because shares traded on foreign markets close hours ahead of the New York markets, international funds are often the target of market timers. To be in a position to take advantage of market timing opportunities, however, an investor must know what foreign securities are heavily represented in a given fund's portfolio on any given day. Such information is typically available only to the managers of the fund.

25. Market timing is harmful to long-term fund shareholders, because it increases the fund's transaction costs and siphons off a portion of the profits that otherwise would flow solely to those shareholders. It can also disrupt the fund's stated portfolio management strategy, require a fund to maintain an elevated cash position, and result in lost opportunity costs and forced liquidations. Short-term trading can also result in unwanted taxable capital gains for fund shareholders and reduce the fund's long-term performance. In short, market timing benefits a select few at the expense of the fund and all other fund shareholders.

Invesco Prohibits Market Timing

26. Invesco was well aware of the evils of market timing and stated publicly its efforts to prohibit it. From at least 1997 the Invesco Funds' prospectuses almost uniformly disclosed that

Invesco would limit shareholders to only "four exchanges out of each fund per twelve-month period." For some funds, including Plaintiffs' Fund, that limitation was eventually set at ten exchanges per year.

27. While Invesco never disclosed that it regularly provided exemptions to these rules for favored clients in what it called "Special Situations" – an omission that itself constitutes a breach of its fiduciary obligations – Invesco's prospectuses contained materially misleading statements assuring investors that the fund managers discouraged mutual fund timing. The typical prospectus, states in relevant part, that a fund shareholder is limited to a maximum of four exchanges out of each Fund per twelve-month period.

28. The August 1, 2003, prospectuses for Plaintiffs' Fund, for example, had a stated exchange policy common to nearly all the Invesco Funds. It reads:

> You may make up to four exchanges out of each Fund per twelve-month period.

The prospectus, like so many others, goes on to state that:

> Each Fund reserves the right to reject any exchange request, or to modify or terminate the exchange policy, if it is in the best interests of the Fund. Notice of all such modification or termination that affect all shareholders of the Fund will be given at least sixty days prior to the effective date of the change, except in unusual instances, including a suspension of redemption of the exchanged security under 22(e) of the Investment Company Act of 1940.

29. On August 14, 2003, however, the prospectus was supplemented and the modified with regard to the fund's exchange policy. The August 14, 2003, supplement reads:

> The following policy governing exchanges is effective on or about November 10, 2003: you are limited to a maximum of 10 exchanges per calendar year per shareholder account for all funds held by you under that account. Because excessive short-term trading or market-timing activity can hurt fund performance, if you exceed that limit, or if a fund or the distributor determines, in its sole discretion, that your short-term trading is excessive or that you are engaging in market-timing activity, it may reject any additional exchange orders. An exchange is the movement out of (redemption) one fund and into (purchase) another fund.

30. Invesco still retained the right to modify or terminate the policy "if it is in the best interests of the Fund." The prospectus did not disclose, however, how Invesco would exercise this favoritism and to what lengths it would go to breach its fiduciary obligations to the Funds.

31. Invesco also charged redemption fees to discourage the quick trading of stock. The August 14, 2003, prospectus for Plaintiffs' Fund stated that the redemption fee would range between 0.7% and 5% depending on the quantity purchased, the class of the shares held, and the length of time between the purchase and the subsequent redemption of those shares. how soon after your purchase you sought to redeem those shares. A November 10, 2003, prospectus supplement modified the redemption policy to state that all redemptions of shares held for less than 30 days will incur a 2% redemption fee. The supplement states that this fee is "paid to the fund from which you are redeeming shares (including redemptions by exchange), and is intended to offset the trading costs, market impact and other costs associated with short-term money movements in and out of the fund."

32. These changes are reflected in the prospectus for Plaintiffs' Fund dated November 20, 2003.

33. Despite its publicly stated policy to discourage market timers, when Invesco did identify a market timer who made frequent buys and sells of Invesco mutual funds it issued a letter to the investor stating that their trading privileges would be suspended or terminated if its excessive trading continued. The letter explained that the four-exchange limitation was intended to provide a benefit convenience to shareholders – not to facilitate a market-timing strategy. Invesco further explained in the letter that market timing contradicted a widely recognized principle of maintaining a long-term perspective in mutual funds, and that Invesco would aggressively enforce the four-exchange limitation to prevent a small number of market timers from "impairing the investment

potential that our many long-term shareholders deserve." These letters did not go, however, to favored clients that were given pre-approved privileges to market time in the Invesco Funds.

34. In reality, despite the language in the prospectuses and these letters, Invesco routinely allowed favored customers to trade far in excess of four or ten times a year and even waived the redemption fees. It never sent notices to its shareholders that timing, which affected all buy-and-hold investors of the targeted funds, was in fact being allowed. Nor could it have concluded that its timing program "was in the best interests" of any Invesco fund because, as described in more detail below, Invesco knew that these Special Situations were damaging the funds.

35. Pursuant to its advisory function, Invesco was responsible for drafting and recommending changes to the prospectus language for each of the Invesco Funds. Yet, despite being urged to make necessary changes to its prospectuses, as detailed below, Invesco failed to do even the most basic requirements of full and honest disclosure.

Secret Market Timing Arrangements
With Select Traders For Invesco's Benefit

36. Invesco made secret exceptions to its disclosed market timing policy for certain select favored large traders. These exceptions were not disclosed to other investors or the independent members of the boards of the funds, and were contrary to the statements in the prospectuses for the Invesco Funds.

37. Beginning as early as July 2001 Invesco permitted more than sixty separate broker dealers, hedge funds, and investment advisors to trade in excess of the prospectus's four-exchange limitation. These select traders engaged in frequent trading designed to implement market timing strategies in at least 10 different Invesco Funds. Invesco referred to those specific instances where it had a specific agreement with a market timer as "Special Situations." In addition to the Special

Situation agreements, Invesco also allowed other persons known to it to engage in frequent market timing activity which did not involve specific agreements.

38. Senior Invesco executives were involved in developing the Special Situations policies and approving mutual fund timers pursuant to them. These executives included: (1) Invesco's President and Chief Executive Officer, Raymond Cunningham, who was credited internally at Invesco with developing certain of the policies; (2) Invesco's senior portfolio manager and Chief Investment Officer, Timothy Miller, who was required to sign off on all timing arrangements; (3) Invesco's Senior Vice President, National Sales, Thomas Kolbe, who issued the Special Situations policies; and (4) the head of the Invesco "timing police," Michael Legoski, who monitored Special Situations and closed out unwanted fund timers. These executives kept the Special Situations program secret by prohibiting any documentation of the timing arrangements and concealing the program's existence from the independent directors of the Invesco funds.

39. Special Situations at Invesco were never reduced to written contracts. In fact, the Special Situations policy states that "[n]o written document identifying the agreement will be developed. All aspects of the agreement will be reviewed on the phone."

Invesco's Timing Program

40. Invesco developed a highly systematic approach to allocating timing capacity. The criteria for acceptance for the Invesco timing program were set out in an October 18, 2001 memorandum authored by Michael Legoski, Invesco's timing policeman, to Kolbe.

> This memo is intended to identify to you, who, how and why we are working with timers at this junction. In most cases policies and procedures have evolved over time, however, some are a direct requirement from your predecessor, Mr. Cunningham.

Legoski then highlighted the key elements of Invesco's timing policy, including:

> a. I have requested that we only work with Advisor [sic] who can bring us substantial assets and also follow our limitations.

b. Minimum dollar amount is $25 million.

c. Invest only in those IFG funds we clear for them and then at a maximum dollar amount.

d. When out of the market the money must stay in our Money Market or one of our bond funds.

e. Receive clearance on all relationships from Tim Miller.

f. Due to market conditions is why this program exists.

41. In a May 17, 2002, e-mail Legoski expanded on the Special Situations policy. He stated: "I have been working with this type of business at [Invesco] sense [sic] 1986 . . . . If done correctly this kind of business can be very profitable." After describing the procedures relating to Invesco's largest Special Situation, Canary Capital Management LLC, Legoski lists "Critical Success Factors." The first of these is active involvement by Invesco's senior managers: "At [Invesco] our Chief Operating Officer, Chief Investment Officer and National Sales Manger support this effort. With out their efforts the process would not and could not work."

42. Invesco developed a systematized approach to gathering timing assets, which included an application form to be completed by potential fund timers that were interested in participating in the Special Situations program. The form consists of four separate written questions concerning the nature of the timing entity, its approach to trading, its relationship with other mutual fund companies, and a conclusion "summarizing your proposed business relationship with Invesco. If there is additional information that you would like to disclose please do not hesitate in adding it."

43. Numerous fund timers were accepted into the Invesco program. By January of 2003, a memorandum by Legoski stated that Invesco had thirty-three Special Situations involving broker-dealers "brought on board in the last 1.5 years" and forty registered investment advisors ("RIAs") involved in timing "who in some cases have been with the firm for over 10 years" as well as

numerous retail timers. Legoski estimated that total timing assets were $628 million, a figure that was down by roughly $300 million from a peak during the summer of 2002.

44. By January of 2003, Invesco had approved numerous "Special Situations" for market timing of its funds. Invesco estimated that between $700 million and $1 billion of the assets of Invesco at any given time were attributable to these market timers.

45. On March 3, 2003, Legoski prepared a 47-page overview of "Special Situations and Timing Money at [Invesco]" for Kolbe. A copy of this report went to Cunningham as well. In the course of reviewing the status of various approved timers, Legoski discussed the trading approach used by one Special Situation, the brokerage firm Brean Murray & Co. Brean Murray had approximately $56 million in timing funds at Invesco (an amount that Legoski states was being reduced) and used a timing model that involved shorting positions in Invesco funds to generate additional returns. Legoski did not indicate any concern about the effect such short sales would have on buy-and-hold investors in the targeted Invesco funds. The memorandum also describes a timer with permission to time an Invesco European fund "[w]ith $1.9 million in [the] Tax Free Money Fund as sticky money."

46. A memorandum authored by Kolbe and Legoski dated March 11, 2003, formally sets out Invesco's "Special Situations Policies and Procedures" as of that date-- a time when Invesco was focusing on reducing the amount of timing money in its family of funds. It (1) lists the Invesco Funds in which timing would be allowed; (2) gives instructions for detecting and eliminating rogue fund timers ("unwanted guests"); and (3) sets out steps for accepting new Special Situations. As part of this last category, it sets out the Invesco policy on "Sticky Money":

a. Sticky money is money that the Special Situation places in Invesco funds and is not actively traded.

b. This money will follow prospectus guidelines.

c. It can be traded a maximum of 4 times a year per the prospectus guidelines.

d. The money will be placed in funds at Invesco that Invesco and the representative on the account agree on.

e. All Special Situations must use Invesco Money Market Funds when out of the market.

f. If Invesco Money Market Funds cannot be used then the relationship will stop.

47. On June 2, 2003, Legoski sent another 47-page memorandum to Cunningham and to Kolbe giving another overview of Special Situations. Besides describing existing timing arrangements in detail, it discusses Legoski's efforts to reduce (but not eliminate) the overall amount of timing money in certain Invesco funds and his success in identifying and ejecting "uninvited guests." The memorandum also lists 28 RIAs who had traded Invesco funds in excess of the four-exchanges-per-year prospectus rule, including one who had made 82 "round trips" in the Invesco Small Company Growth fund in a single year. Legoski indicated that he planned to ask this RIA and another with similar rapid trading either to reduce the velocity of their trades or to leave Invesco, and that all RIAs would be limited to "10 sells per fund or less for a 12 month period of time."

48. Throughout the relevant period, Invesco demonstrated that it was perfectly capable of excluding timers when it wanted to. Referring to "uninvited guests," Legoski stated "I aggressively look for this money and when identified stop the trading." Such timers received a letter explaining that market timing was inconsistent with Invesco's philosophy of maintaining a long-term investment perspective and that Invesco would prevent timers from "impairing the investment potential that our many long-term shareholders deserved."

49. Indeed, Invesco could have eliminated (or at least greatly reduced) timing at a stroke by establishing early redemption fees. In his January 2003 memorandum, Mr. Legoski lists the most popular funds with timers (including international, sector, small cap and high yield funds) before

concluding that "you will find timing in every one of our funds to some extent. Except those with redemption fees where the fee has not been waived." However, Invesco waived such fees, which would otherwise have eliminated the arbitrage opportunities that attracted fund timers and reimbursed long-term shareholders for the costs of timing activity. This practice created tension with Invesco prospectus language that stated redemption fees would be imposed for quick turn-around traders. One Invesco employee suggested in an August 2003 memorandum that the disclosure for an international fund needed to be updated "with language that is more clear (or more vague) about our timing policy. . . . we need to take a hard look at how it is we are communicating our decision not to charge a redemption fee while reserving our right to do so."

Invesco's Awareness of the Damage to
<u>Invesco Funds Caused by Market Timing</u>

50. Invesco's senior management was repeatedly put on notice that timing was harming its buy-and-hold investors, but never put a stop to it. "This type of activity is not in the best interest of the other fund shareholders" read one June 2002 memorandum to Cunningham concerning timing in the Dynamics fund. "[Market timing] is killing the legitimate shareholders of [the Dynamics and Technology] funds," Miller wrote to Legoski on October 3, 2002, copying Cunningham and Kolbe.

51. To give an example of the size of the resulting flows caused by Invesco's market timing access, one need only look at Invesco's favored and biggest market timing client: Canary Capital Management LLC. Canary was by far Invesco's largest Special Situation, with 141 exchanges in the Invesco Dynamics Fund during the two-year period from June 2001 to June 2003. Canary's exchanges alone during this period totaled ***$10.4 billion***, more than twice the overall size of the Fund. When all timing activity in Dynamics Fund's C shares was aggregated by Lummanick, he arrived at an annual turnover rate of more than ***6000%*** (six thousand percent) for 2002. One of his

staff expressed alarm to Lummanick about these flows and their impact on the suitability of the funds as an investment. In memorandum attached to an e-mail dated December 12, 2002, he states:

> The Dynamics Fund is whipsawed by large dollar amounts of timing activity. This fund is marketed to children and their families at the monthly Mutual Funds Saturday program at the Young American's Bank.

52. The December 12, 2002, e-mail and memorandum, detailed the many problems that resulted from market timing in the funds.

> The INVESCO Funds' prospectus disclosure states that four exchanges are allowed. The funds reserve the right to change this policy when *it is in the best interests of the Fund and its shareholders*. It also states that 60 days notice will be provided to shareholders of *all* policy changes that affect all of the shareholders. [Invesco] has made exceptions to this policy that may be considered contrary to the prospectus disclosure. The level of market timing is not in the best interest of the non-market timing shareholders, nor have they been provided notification of the change in policy 60 days in advance.
>
> The high volume of market timing activity increases the risk that portfolio managers may make errors, as is evidenced by recent compliance violations.
>
> Sales quotas achieved by the sales group may be overstated due to the constant movement of balances.
>
> By causing frequent inflows and outflows, the market-timing investors impact the investment style of the fund. For example, a portfolio manager may need to buy or sell securities or hold cash at times that are contrary to his or her views of the best strategy in the current market. In short, market timers can interfere with the PM's decision-making process
>
> Market timing increases cash equivalent balances or the trading transactions in the fund. The long-term holders of the fund do not cause the need for increased cash, interest bearing instruments or increased transaction costs. However, the long-term investor's after-tax performance is reduced by the taxes on the distributions. The market timers that generate the additional taxable distribution activity are NOT invested at distribution time to intentionally avoid taxes on the distributions they caused!!
>
> The inflows and outflows of market timers can cause significant variations in a fund's TNA. We have noted fluctuations of up to 12% in and out within 24 hours. The calculation and timing of expense accruals is based on snapshots of assets under management. The long term investors pay the expense charges for the duration of the year. The calculation of the expense accruals is impacted by the timing of market

timer activity. When the timers are in a fund even for just one day, the expense accruals are charged to the long term investor daily!!

The year-to-date market timing activity exceeds [Invesco's] total assets under management.

A large percentage of the market timing activity that the equity funds experience is exchanged in and out of the Invesco money market funds. The money funds portfolio management team is forced to adopt a highly liquid investment strategy to accommodate the large volumes of inflows and outflows. This strategy includes positions in excess of 50% TNA in overnight repurchase agreements.

Other market timing activity is redeemed out of the [Invesco] complex to unaffiliated money funds. The short amount of time that the assets are in the complex creates volatility.

The high volume of fund share transactions processed by [Invesco] increases the operating costs of our company as well as increases the potential for errors to occur. When market timers call to request that [Invesco] research or cancel and correct trades, the reconciliation process is very time consuming and extensive. Market-timing shareholder statements are often multiple pages long due to the volume of trading.

(Emphasis in original.) The Invesco employee even suggested ways the advisor could solve some of the problems:

Discontinue or reduce the amount of market timing activity in the funds.
Change the prospectus disclosure.

Add non-waived redemption fees to all of the funds to slow activity and to reduce burden to long-term investors.

Change timing policy and prospectus disclosure to permit delayed exchanges as recently allowed by the SEC.

53. Cunningham negotiated an arrangement with Canary in May of 2002, allowing Canary to market time $100 million in offshore mutual funds managed by an Invesco affiliate. Under this arrangement, Invesco received 10 basis points on any monies Canary transferred to the offshore funds. Canary placed its first trades in July 2002, resulting in a transaction fee to Invesco of approximately $60,000.

54. Cunningham had dinner with Edward Stern, who managed Canary, in late 2002 or early 2003, at which time they discussed the Canary Special Situation arrangement. Cunningham personally thanked Stern at that meeting for the timing assets that Canary brought to the Invesco fund complex.

55. Canary timed the Invesco Dynamics Fund as it declined, pursuing a hedged trading strategy that allowed it to benefit from the fund's losses. During the same two-year period it realized profits (including the effect of hedging transactions but excluding certain costs) of approximately $50 million, a return of approximately 110%. During this same period buy-and hold investors in the Dynamics fund lost 34 %.

56. A June 26, 2002, memorandum from Invesco's compliance department addressed to Cunningham and carbon copied to Lummanick stated:

> ***During the month of June, the Dynamics fund has experienced significant shareholders inflows and outflows that appear to be caused by market timing activity*** . . . . There is a clear trend that the money flows in either in one or two days then is out either the next day or within two days. ***This pattern is disruptive to the portfolio management of the fund and has caused overdrafts as well as additional purchases and sales of securities.*** The amounts of the daily activity have clearly been increasing to a material percentage of the fund's assets . . . .
>
> . . . The cash position that the fund maintains is able to cover most redemptions. However, if the timing activity continues to increase, higher cash positions will be required to avoid borrowings.
>
> ***This type of activity is not in the best interests of the other fund shareholders.***

(Emphasis added.) The memorandum concluded by stating that at least three other funds (i.e.., TEC, FIN, HEA) were experiencing high exchange levels due to market timing activity.

57. Lummanick, Invesco's Chief Compliance Officer gave an exhaustive list of the types of harm caused by fund timing in a January 15, 2003 memorandum addressed to Cunningham on the topic of Invesco's timing disclosure. Among other things, he noted that:

a. Invesco has a reputation as a "timer-friendly complex."

b. "Arguably Invesco has increased its business risk by granting large numbers of exceptions to its prospectus policy (effectively changing the policy) without notice to shareholders."

c. Market timing can cause regular mutual fund investors harm, including the fact that market timing increases the cash needs of funds, the amount of borrowing a fund must undertake, costs due to increased trading transactions, and the necessity to undertake cash hedging strategies by a fund all of which cause an impact on fund performance.

d. A large amount of timing activity involves Invesco money market funds and the portfolio managers of those funds have "been forced to adopt a highly liquid investment strategy . . . which lowers performance."

e. Approving waivers for market timers "may not be the same thing as acting 'in the best interests of the fund and its shareholders,' and Invesco certainly has not informed investors of a de facto change. Generally, high levels of market timing disadvantage long-term investors in a number of ways[.]"

f. Invesco had conducted a study indicating that Invesco funds subject to heavy timing flows underperform similar funds without timing by 75 to 100 basis points.

g. Fund timing causes negative tax consequences for investors. " This adds insult to injury for long-term shareholders, since they suffer potentially lower returns and an extra tax burden."

h. The timing activity at Invesco was so massive that it hurt the returns of the Invesco money market funds by forcing managers to invest in highly liquid investments.

i. Fluctuations in asset levels caused by timers (up to 12% in a day) led to "artificially high expense accruals charged to long-term investors who are not market timers."

j. Fund timers distort the investment style of target funds: "By causing frequent inflows and outflows, market timers can and do interfere with a portfolio manager's decision-making process. Virtually every portfolio manager at

> Invesco would concede that he or she has had to manage Funds differently to accommodate market timers. Certainly, the amount of time spent managing volatile cash flows could be better spent picking securities and developing long-term strategies."

k. "High volumes of market timing activity increases the risk that portfolio managers will make errors."

58. The memorandum goes on to calculate market timer turnover for the year 2002 in a number of Invesco funds, focusing on share classes favored by timers. This analysis yields turnover of 6,346% for the Dynamics fund, 12,613% for the European fund, and 22,064% for the Small Company Growth fund. It concludes that "[e]ven in cases where one share class is timed heavily and others are timed less heavily, the performance of the non-timed classes is impacted, since the classes share a common investment portfolio."

59. Damage to the funds was recognized again by Miller, Invesco's senior portfolio manager and Chief Investment Officer, in an e-mail message to Cunningham, Kolbe and Legoski on February 12, 2003:

> I sent a message yesterday about the timers (it was Canary), and sure enough they came in 2 days ago in Dynamics with $180 million, and left yesterday. Same thing for Core Equity, Health and Tech. These guys have no model, they are day-trading our funds, and in my case I know they are costing our legitimate shareholders significant performance. I had to buy into a strong early rally yesterday, and know I'm negative cash this morning because of these bastards and I have to sell into a weak market. This is NOT good business for us, and they need to go.

60. Unbeknownst to Miller, one of the reasons that Canary's timing was so damaging to Invesco's "legitimate shareholders" was that it largely consisted of late trading. Canary routinely placed trades in Invesco funds as late as 7:30 p.m. New York time, but received the price set at the close three and a half hours earlier.

61. In response to Miller's February 12 e-mail, Charles Mayer, Senior Vice President, Equity Value responded:

> As far as I'm concerned they don't need to go–they're gone. I will not accept another penny of their money!

Cunningham replied:

> I realize that we are constantly trying to balance revenue and growth with an accommodation for this type of business, however, this type of activity was never discussed as an acceptable type of trading pattern . . . . I cannot speak for all of the PMs affected, but Tim has always been willing to work with timers as a group and it is unfortunate, but when a willing PM cannot effectively deal with the business, one can only imagine how someone (with less understanding of the additional challenges of this type of business) will react . . . .

Kolbe further responded:

> I could not agree more that violation of the trust we have extended towards Canary is a serious breach. Obviously this cuts across potential revenue and clearly impacts our many long term investors no less the patience of the portfolio mangers willing to try to work with timers to some degree . . . .

62. A week later, on February 20, 2003, Kolbe sent an email informing senior management of the recent developments regarding the new terms of Canary's timing arrangement. Kolbe wrote:

> As all of you are aware, recent activity by Canary caused negative economic impact to our funds . . . . Canary currently has about $280 million with us domestically and $86 million in the offshore funds . . . . I spoke with many of the portfolio managers and we have indications of willingness to work with Canary but at a significantly reduced dollar amount . . . . We are cutting their dollar amount down significantly $280 million to $85 million . . . .

63. In a March 25, 2003, e-mail an Invesco executive noted that the portfolio turnover rate for the Invesco Dynamics fund had increased from 62% to 110% over the past year due "almost entirely . . . to heavy timer activity" requiring him to "rebalance the fund on a regular basis to accommodate these customer timing moves."

64. Despite the warnings, e-mails, memoranda and the clear understanding that market timing was damaging the funds and its shareholders, Invesco continued to allow Canary and others to time its funds until the investigation by the NYAG's office began in July of 2003.

Misleading Shareholders And
Independent Invesco Funds' Director/Trustees
About Approved Market Timing

65. Invesco benefited from market timing because it increased Invesco's management fees. Invesco received substantial management fees from Canary and other approved market timers including those with Special Situation arrangements.

66. Invesco and Cunningham knew or had reason to know that the approved market timers, including the Special Situations, presented Invesco an opportunity to earn additional fees. For example, an Invesco employee wrote a memorandum to an Invesco executive in October 2002 that stated that bringing in Special Situation money could "increase profitability to Invesco" and that Special Situations were "to the benefit of Invesco." However, as detailed above, this was to the detriment of the Funds and its shareholders.

67. Defendants never notified the mutual fund shareholders or the independent directors/trustees of the Funds that they were permitting selected investors to market time the Invesco Funds.

68. Defendants never disclosed to the mutual fund shareholders or the independent directors/trustees of the Funds the conflict of interest resulting from the increased management fees from the approved market timers.

69. Invesco misrepresented to the independent directors/trustees of the Funds that it intended to strictly enforce the four-exchange limitation on market timers.

70. Cunningham attended mutual fund board meetings and knew of these omissions, misrepresentations, and failures to disclose, yet was silent.

The Misconduct Is Discovered

71. Invesco covered up the market timing of its favored clients for years, and this cover-up would be continuing to this day were it not for the investigations of the NYAG, SEC and CAG. It was not until December 2, 2003, that Invesco's illicit and unethical behavior came to light and the details of the wrongs were fully disclosed by the NYAG, SEC and CAG.

72. On the filing of the NYAG complaint, Attorney General Eliot Spitzer said:

> The evidence in this case speaks for itself . . . Top managers knew market timing was harming buy-and-hold investors but they condoned and facilitated it because it was a lucrative source of management fee revenues.

73. Stephen M. Cutler, Director of the SEC's Division of Enforcement, had similar comments on the filing of the SEC complaint. He said:

> [Invesco] and its CEO willingly sacrificed the interests of mutual fund shareholders when market timers dangled the prospect of higher management fees in front of them. By granting special trading privileges to selected customers, they readily violated the fiduciary duty they owed to all shareholders and rendered meaningless the funds' prospectus disclosures on market timing.

Randall J. Fons, Regional Director of the SEC's Central Regional Office in Denver, said:

> The sort of activity alleged in this complaint is an egregious and inexcusable violation of the trust that Invesco's public shareholders put in [Invesco]. In circumstances like this, where a fiduciary puts its own interests before those of the fund shareholders, the individuals and entities responsible for the fraudulent conduct will be held accountable.

74. Colorado Attorney General, Ken Salazar said, on the filing of the complaint in Colorado state court:

> This is a very important case for investors in Colorado and around the country . . . . INVESCO told investors that it limited short-term trading in its mutual funds, and took steps to stop market timing by small investors, all the while it was allowing a select number of very wealthy companies and individuals to engage in market timing. INVESCO's deception hurt all the other INVESCO mutual fund shareholders by diluting the value of their investments, harming long-term growth potential, and causing long-term investors to bear a disproportionate share of the funds' taxes and expenses.

75. That same day, in an article appearing in *The Wall Street Journal,* additional details were disclosed that revealed that despite consistent warnings from Invesco portfolio managers that short-term trading was harming long-term buy-and-hold shareholders, Invesco continued to encourage market timing in the funds involving approximately $1 billion in fund assets. The article provided additional details about how certain favored investors were routinely exempted from the Funds' rules regarding exchanges in and out of the Funds, and the applicable redemption fees. In relevant part, the article states as follows:

> The push for growth ushered in the market timers. Former [Invesco] fund manager Jerry Paul estimates that $200 million of the $1 billion in his high-yield-bond fund came from timers who traded rapidly in and out of his fund.
>
> . . . .
>
> Tension between the fund managers and Invesco's senior management boiled over at a series of meetings at Invesco's Denver headquarters in 1998. ***At one, Mr. Paul blasted the firm's practice of allowing market timers to freely move in and out of Invesco funds. "Market timing is not good for long-term shareholders," he recalls telling senior managers.***
>
> . . . .
>
> But then the market timers tried to sneak in the back door, say former fund managers. Assuming a variety of names, they invested chunks of money in amounts just under $2 million, so they could avoid detection by Invesco. By the spring of 2002, trading by market timers was more pervasive than ever, say the former fund managers.
>
> An Invitation
>
> ***By that point Invesco was striking agreements with some market timers, giving them the right to rapidly trade certain Invesco funds.*** The company says it was able to do this because exceptions to the guideline limiting investors to four exchanges annually were spelled out in the company's prospectuses. The company reserved the right "to modify or terminate the exchange policy, if it is in the best interests of the fund and its shareholders."
>
> . . . .
>
> ***Trent May, then the manager of Invesco's Endeavor and Blue Chip Growth funds, says he knew the timers had gotten their foot back in the door when Mr. Miller, the company's chief investment officer, visited his office in the spring of 2002 to talk about an investor who wanted to put money into his $100 million Endeavor fund. "They were going to be allowed a certain number of trades," says Mr. May. He recalls that Mr. Miller told him to buy two exchange-traded funds, "QQQs" and "SPDRs," funds that mirror large swaths of the stock market. That might make it***

> ***easier for Mr. May to quickly get in and out of the market when timers moved money in and out. . . .***
>
> . . . .
>
> ***Mr. May says he regularly saw 5% – $5 million – swings in the amount of cash flowing in and out of his fund.***

(Emphasis added.) In the article, a spokesperson for the Invesco conceded that Invesco permitted and facilitated market timing in the Invesco Funds, claiming that market timing ***benefited*** shareholders:

> Mr. Kidd says Invesco believed that company could better monitor market timers and protect shareholders by locking the quick traders into specific agreements.
>
> ***"Invesco allowed a limited number of shareholders to exceed exchange guidelines," the company said in the statement by Mr. Kidd. "This was done at all times under limitations designed to ensure that any trading activity was consistent with the interests of all shareholders.*** These limitations included limitations on the dollar amount and frequency of trades, restrictions on the funds in which trades could be made, restrictions on when trades could be made and reservations of the right to reject any exchange."
>
> . . . .
>
> ***Invesco acknowledges that fund managers kept larger cash positions because of the timers' trading, but disputes that the extra cash hurt shareholders, writing in its statement: "Trading activities . . . within the portfolio managers' cash-management strategy do not hurt the fund and its shareholders. Indeed, such additional assets within a fund help all shareholders achieve lower costs."***

(Emphasis added.)

76. Mark H. Williamson, President and CEO of Aim, and former President and CEO of Invesco, issued a letter denying all the charges filed against Invesco and reiterating Invesco's position that market timing was encouraged for the benefit of the Fund shareholders. He stated in relevant part:

> Asset allocation strategies and similar investment techniques, which can include market timing, have been a very complicated issue for the mutual fund industry to manage for some time. [Invesco], like many fund companies, recognize the challenge of supporting the legitimate investment styles of asset allocation and momentum investing while preventing short-term trading where it could be harmful. The collective judgment of [Invesco's] management was that Fund shareholders' best interest were served by trying to monitor all investors utilizing investment models

calling for frequent asset allocation or similar legitimate changes, rather than remaining vulnerable to uncontrolled short-term traders who would go in and out of the funds when they chose, in dollar amounts they chose, and at a frequency and velocity they chose, all with the potential harm that such uncontrolled trading could cause.

. . . .

To accomplish this, Invesco determined it could better control certain asset allocators and momentum investors by restricting them to certain funds which, in its judgment, would not be adversely affected by their activities. This was done after consultation with investment professionals and included restrictions and limitations designed to protect the Funds and their shareholders. These restrictions and limitations were adjusted whenever Invesco thought it necessary to protect the Funds and their shareholders in light of changing market conditions, investment strategies, or the portfolio's manager's reassessment of what could be appropriately handled. In applying these standards, there was never a requirement that any investor maintain other investments in exchange for trading capacity.

. . . .

[Invesco's] prospectus expressly authorized each shareholder to make four exchanges per Fund per year without any limitation on the dollar amount of each exchange. The prospectus specifically provided [Invesco] with flexibility in its exchange policy by expressly authorizing "modification" of that policy whenever it was "in the best interests of the Fund." [Invesco] exercised that authority when it deemed appropriate – sometimes to allow fewer than four exchanges in a particular Fund that seemed vulnerable to the potential adverse consequences of market timing activities, and sometimes, to allow more. . . .

[Invesco] saw uncontrolled market timers as a problem to be addressed in the interests of the shareholders in order to avoid the potentially harmful aspects of uncontrolled market timing activities in the funds. In making these decisions, Invesco and its employees always acted in good faith and in compliance wit its prospectuses, its legal obligations, and most importantly, its fiduciary duty to Fund shareholders.

77. Notably, Invesco's license to allow market timing of its Funds following, what Mr. Williamson termed "consultation with investment professionals," did not include any disclosures to the Funds' shareholders or to the Funds' board of directors/trustees that Invesco was making millions of dollars at the Funds' expense by allowing a select few to market time in them. Moreover, the fact that Invesco disclosed a "flexibility in its exchange policy" can hardly be said to have put the Funds or its shareholders on notice that a few favored clients were going to be treated differently for their and Invesco's benefit and the Funds' and its shareholders detriment. Lastly, any such policy, whether

stated clearly, surreptitiously implied, or intentionally hidden from the Funds and its shareholders, caused Invesco to breach its fiduciary obligations to the Funds.

The Investment Advisory Agreement
Did Not Fully Describe Invesco's Compensation As Advisor

78. Pursuant to section 15(a) of the ICA, 15 U.S.C. § 80a-15(a), investment advisers are retained by the mutual fund companies pursuant to an agreement which, among other things, details the compensation to be provided by the fund to the adviser. These agreements must be approved by the vote of a majority of the outstanding voting stock of the fund indicating the need to engage in such an agreement or, as the time might require, amend or renew the agreement.

79. Advisory agreements may continue in effect for a period more than two years from the date of its execution, only so long as such continuance is specifically approved at least annually by the board of directors or by a vote of a majority of the outstanding voting securities of the fund. *See* ICA §15(a), 15 U.S.C. § 80a-15(a).

80. Fund shareholders are given an opportunity to approve these advisory agreements through the issuance of proxy statements. These proxy statements are governed by the federal securities laws and the rules promulgated thereunder by the SEC. See ICA § 20(a), 15 U.S.C. § 80a-20(a). These rules prohibit the issuance of false and misleading proxy statements.

81. In 2003, pursuant to an integration initiative memorialized by a number of reorganizations, redomestications and name changes, the Invesco Funds integrated with the AIM Funds. As part of this integration, AIM became the advisor and Invesco Institutional (N.A.), Inc. ("Invesco Institutional") or Invesco Global Asset Management (N.A.), Inc. the sub-advisor to the Invesco Funds, including Plaintiffs' Fund. Prior to that time, Invesco was the advisor to the Invesco Funds.

82. On August 25, 2003, a proxy statement was issued to the shareholders of the Invesco Funds to attend a meeting on October 21, 2003, to vote on, among other things, the new advisory and administrative servicing agreements to make AIM the advisor and administrator for all Invesco Funds and AIM Funds. The Master Investment Advisory Agreement was attached to the proxy statement as Appendix I. Following approval of the agreement by the board of directors/trustees for each fund, the agreement was presented to a vote by each fund's shareholders.

83. Among the terms contained in the investment advisory agreement was the compensation to be paid by each Invesco Fund to Aim. The compensation to be paid to AIM under the investment advisory agreement would be calculated by applying annual rates to the average daily net assets of each fund for each calendar year pursuant to the annual rates outlined for each fund in Exhibit L to the agreement.[1] The board of directors/trustees having approved the new advisory agreement, it was presented to the shareholders of each Invesco Fund, including Plaintiffs' Fund, to approve their fund's agreement with Aim.

84. Neither the proxy statement nor the investment advisory agreement disclosed the fact that Invesco and now AIM was and would continue to allow its senior executives and favored clients to market time in Invesco Funds. In exchange for allowing these favored few to market time in Invesco Funds and to profit handsomely therefrom, Invesco would receive long-term investments

---

[1] For example, the annual rate for the Invesco Energy Fund was set at:

0.75% of the first $350 million;
0.65% of the next $350 million;
0.55% of the next $1.3 billion;
0.45% of the next $2 billion;
0.40% of the next $2 billion;
0.375% of the next $2 billion; and,
0.35% of the excess over $8 billion.

For the fiscal year ended March 31, 2003, Invesco Energy Fund paid Invesco an advisory fee equal to 0.75% of its average annual net assets.

from the market timers in funds which prohibited market timing activity. *See infra* ¶¶ 45, 46. Because the so called "sticky money" could not be market timed, it provided a secure fund from which Invesco would receive a steady flow of management fees. At no time did Invesco disclose that it was receiving this additional compensation from the market timers for allowing the timing of the Invesco Funds.

85. This additional source of compensation was neither presented to the board of directors/trustees for initial approval or to the shareholders for a final vote. Without this material information, the advisory fee schedule, which was sought and eventually approved by the Board, was grossly inaccurate since it failed to take into consideration this additional source of revenue which was paid by the Invesco Funds for investment advisory services that Invesco was already providing. Moreover, as this additional source of compensation was not disclosed in the pre-existing investment advisory agreements between Plaintiffs' Fund and Invesco, those agreements were also in violation of the ICA.

86. By failing to disclose this additional source of compensation, defendants not only breached their fiduciary obligations as to the proper amount of their compensation but also violated the requirements of the ICA by failing to disclose the true nature and source of all their compensation and by filing a false and misleading proxy statement.

FIRST CLAIM FOR RELIEF

(Violation of § 36(b) of the ICA)

87. Plaintiffs incorporate by reference the preceding paragraphs.

88. Although this cause of action is brought for the benefit of the Invesco Energy Fund, plaintiffs bring it directly as shareholders under ICA § 36(b), 15 U.S.C. § 80a-35(b).

89. Section 36(b) creates a fiduciary duty on the part of all investment advisors, for the benefit of the funds they manage, in connection with the advisors' receipt of fees. This duty applies not only to the terms of the advisory fee agreements, but also to the manner in which advisors seek approval of such agreements. Thus, among other things, § 36(b) prohibits advisors from soliciting the approval of any advisory agreement from a fund board by use of false or misleading information, or by failing to disclose information material to the board's decision regarding their compensation. Information concerning conflicts of interest is particularly important to the funds and to their independent directors.

90. ICA § 36(b), 15 U.S.C. § 80a-35(b), creates a private right of action for all fund shareholders to enforce these duties in a direct action, even though the direct beneficiary of such an action is the fund itself.

91. By permitting, condoning and not disclosing the fact that shares of Invesco Funds were being systematically market timed by favored clients, defendants breached their fiduciary duties with respect to the receipt of compensation for services to Plaintiffs' Fund and in contravention of the ICA § 36(b), 15 U.S.C. §§ 80a-35(b).

SECOND CLAIM FOR RELIEF

(Violation of § 20(a) of the ICA)

92. Plaintiffs incorporate by reference the preceding paragraphs.

93. Although the first claim for relief is brought for the benefit of the Invesco Energy Fund, plaintiffs also bring this second cause of action directly, as shareholders, under § 20(a) of the ICA, 15 U.S.C. § 80(a)-20(a).

94. Section 20(a) of the ICA requires that all proxy statements issued by investment companies must comply with the proxy rules issued by the Securities and Exchange Commission.

SEC Rules prohibit misstatements of material facts and failures to disclose facts that render misleading the information that was actually disclosed.

95. Section 15(a) of the ICA, 15 U.S.C. § 80(a)-15(a), requires that all investment advisory agreements contain a precise description of all compensation to be paid thereunder and must be approved, initially, by a majority of fund shareholders, and that extensions of such agreements must be approved either by the directors or by the shareholders.

96. Defendants sought approval of the investment advisory agreements for the Invesco Funds, including Plaintiffs' Fund, from the shareholders of the funds by issuing a proxy statement to them on August 25, 2003. The proxy statement failed to disclose the rampant, systematic market timing transactions that were taking place within the Invesco Funds. Those market timing transactions served as additional compensation for Invesco which was not disclosed in the agreement or the proxy statement. By soliciting approval through a false and misleading proxy statement defendants violated SEC rules and § 20(a) of the ICA.

WHEREFORE, Plaintiffs pray for judgment as follows:

A. Rescinding and/or voiding the investment advisory agreements between Invesco Energy Fund and Invesco;

B. Returning the advisory fees paid by the Invesco Energy Fund to Invesco;

C. Awarding damages for violating sections 15(a) and 20(a) of the ICA.

D. Awarding plaintiffs their costs and expenses for this litigation, including reasonable attorneys' fees and other disbursements; and

E. Awarding plaintiffs such other and further relief as may be deemed just and proper under the circumstances.

JURY DEMAND

Pursuant to Rule 38 of the Federal Rules of Civil Procedure, Plaintiffs hereby demand a trial by jury as to all issues so triable.

Dated this 24th day of December, 2003.

Respectfully submitted,

BAILEY & PETERSON,
A Professional Corporation

James S. Bailey, Jr.
Randall M. Livingston
1660 Lincoln Suite 3175
Denver Colorado 80264-3101
Telephone: (303) 837-1660
Facsimile: (303) 837-0097

Stanley M. Grossman
H. Adam Prussin
Ronen Sarraf
POMERANTZ HAUDEK BLOCK GROSSMAN & GROSS LLP
100 Park Avenue, 26th Floor
New York, New York 10017
Telephone: (212) 661-1100
Facsimile: (212) 661-8665

Richard J. Vita
LAW OFFICES OF RICHARD J. VITA, P.C.
77 Franklin Street, Suite 300
Boston, Massachusetts 02110
Telephone: (617) 426-6566
Facsimile: (617) 357-1612

ATTORNEYS FOR PLAINTIFFS

ADDRESS OF PLAINTIFFS:

5025 Cape Ann Drive
Corpus Christi, Texas 78412